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As filed with the Securities and Exchange Commission on December 12, 2003

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

Bogen Communications International, Inc.
(Name of Subject Company (Issuer))

Bogen Communications International, Inc. (Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)

097189-10-4
(CUSIP Number of Class of Securities)

Jonathan Guss
Bogen Communications International, Inc.
50 Spring St.
Ramsey, New Jersey 07446
(201) 934-8500
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
 Michael J. Bohnen, Esq.
Nutter McClennen & Fish LLP
155 Seaport Boulevard
Boston, Massachusetts 02210
(617) 439-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$10,000,000	$809
*
Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 2,000,000 shares of common stock, par value $.001 per share, at the tender offer price of $5 per share in cash.

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☒
going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 3 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed on November 10, 2003 and amended on November 26, 2003 and December 11, 2003, relating to the tender offer by Bogen Communications International, Inc., a Delaware corporation, to purchase 2,000,000 shares of its common stock, par value $.001 per share, or such fewer number of shares as are properly tendered and not properly withdrawn. Bogen is offering to purchase these shares at a price of $5.00 per share, net to the seller in cash, without interest. Bogen's offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 10, 2003, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer.

        The information in the Offer to Purchase and the related Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated in this Amendment No. 3 to Schedule TO by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 10. Source and Amounts of Funds or Other Consideration.

        The first sentence of the fifth paragraph of the section of the Offer to Purchase entitled "Bogen's Tender Offer—9. Source and Amount of Funds" at page 34 of the Offer to Purchase is amended to read as follows:

        "Bogen and KeyBank have fully executed the loan documents which are based on the terms provided in the commitment letter. The funds will be disbursed when the exact amount of funds required is determinable."

Item 11. Additional Information.

        On December 12, 2003, Bogen Communications International, Inc. issued a press release announcing the preliminary results of its self tender offer, which expired on December 11, 2003. The press release is included herein as Exhibit (a)(5)(E) and is incorporated herein by reference.

Item 12. Exhibits.

  (a)
  (5)(E) Press Release dated December 12, 2003, announcing preliminary results of tender offer

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ JONATHAN GUSS Jonathan Guss Chief Executive Officer

Date: December 12, 2003

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SIGNATURE